Exhibit 99.3

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2018 and 2019	F-4
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2017, 2018 and 2019	F-6
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2018 and 2019	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019	F-9
Notes to the Consolidated Financial Statements	F-11
Financial Statement Schedule I - Condensed Financial Information of the Parent Company as of December 31, 2018 and 2019 and for each of the three years in the period ended December 31, 2019	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded two travel agencies acquired in 2019 from its assessment of internal control over financial reporting as of December 31, 2019 because the travel agencies were acquired by the Company in purchase business combinations during 2019. We have also excluded these travel agencies from our audit of internal control over financial reporting. These travel agencies are the Company’s subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 3.3% and 1.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Emphasis of Matter

As discussed in Note 24 to the consolidated financial statements, the outbreak of a novel strain of coronavirus (“COVID-19”) in January 2020 has had material adverse impact on the Company’s business, results of operations, financial condition and cash flows. The current circumstances are dynamic and the impacts of COVID-19 on the Company’s business operations are highly uncertain and cannot be reasonably estimated at this time.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
May 22, 2020

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	560,356	295,463	42,441
Restricted cash	270,670	327,052	46,978
Short-term investments	859,211	1,305,386	187,507
Accounts receivable, net	347,547	529,983	76,127
Amounts due from related parties	696,520	65,108	9,352
Prepayments and other current assets	1,673,584	1,300,284	186,774

Total current assets	4,407,888	3,823,276	549,179

Non-current assets
Long-term investments	1,302,506	1,305,612	187,539
Property and equipment, net	187,360	223,340	32,081
Intangible assets, net	317,885	166,267	23,883
Land use right, net	100,836	98,774	14,188
Operating lease right-of-use assets, net	—	105,839	15,203
Goodwill	159,409	232,007	33,325
Other non-current assets	81,039	83,923	12,055
Long-term amounts due from related parties	—	557,582	80,092

Total non-current assets	2,149,035	2,773,344	398,366

Total assets	6,556,923	6,596,620	947,545

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB2,691,090 and RMB3,350,631, as of December 31, 2018 and 2019, respectively)

Short-term borrowings	49,312	203,845	29,281
Accounts and notes payable	1,305,610	1,311,963	188,452
Amounts due to related parties	77,159	29,755	4,274
Salary and welfare payable	104,480	112,511	16,162
Taxes payable	23,316	12,207	1,753
Advances from customers	1,058,946	1,113,879	159,999
Operating lease liabilities, current	—	57,490	8,258
Accrued expenses and other current liabilities	483,832	907,119	130,299

Total current liabilities	3,102,655	3,748,769	538,478

Non-current liabilities
Operating lease liabilities, non-current	—	54,718	7,860
Deferred tax liabilities	19,855	23,658	3,398
Long-term borrowings	4,492	9,689	1,392
Other non-current liabilities	16,069	10,947	1,572

Total non-current liabilities	40,416	99,012	14,222

Total liabilities	3,143,071	3,847,781	552,700

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Commitments and contingencies (Note 22)

Redeemable noncontrolling interests	69,319	37,200	5,343

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2018 and 2019; 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2018 and 2019)	249	249	36
Less: Treasury stock	(304,535)	(310,942)	(44,664)
Additional paid-in capital	9,061,979	9,113,512	1,309,074
Accumulated other comprehensive income	284,079	293,784	42,199
Accumulated deficit	(5,691,409)	(6,385,974)	(917,288)

Total Tuniu Corporation shareholders’ equity	3,350,363	2,710,629	389,357

Noncontrolling interests	(5,830)	1,010	145

Total equity	3,344,533	2,711,639	389,502

Total liabilities, redeemable noncontrolling interests and equity	6,556,923	6,596,620	947,545

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Packaged tours	1,589,353	1,830,630	1,886,822	271,025
Others	602,747	409,519	394,165	56,618

Net revenues	2,192,100	2,240,149	2,280,987	327,643
Cost of revenues	(1,024,206)	(1,065,022)	(1,200,012)	(172,371)

Gross profit	1,167,894	1,175,127	1,080,975	155,272

Operating expenses
Research and product development	(541,126)	(315,222)	(303,561)	(43,604)
Sales and marketing	(894,148)	(778,126)	(923,273)	(132,620)
General and administrative	(637,795)	(487,372)	(749,404)	(107,645)
Other operating income	21,749	56,599	24,419	3,508

Total operating expenses	(2,051,320)	(1,524,121)	(1,951,819)	(280,361)

Loss from operations	(883,426)	(348,994)	(870,844)	(125,089)

Other income/(expenses)
Interest and investment income, net	130,250	152,929	156,862	22,532
Interest expense	—	(7,918)	(34,052)	(4,891)
Foreign exchange losses, net	(2,394)	(11,729)	(1,131)	(162)
Other (loss)/income, net	(121)	16,494	18,509	2,658

Loss before income tax expense	(755,691)	(199,218)	(730,656)	(104,952)
Income tax expense	(15,625)	(153)	(949)	(136)
Equity in income of affiliates	—	—	2,223	320

Net loss	(771,316)	(199,371)	(729,382)	(104,768)
Net loss attributable to noncontrolling interests	(4,934)	(14,037)	(35,797)	(5,142)
Net income attributable to redeemable noncontrolling interests	922	178	980	141

Net loss attributable to Tuniu Corporation	(767,304)	(185,512)	(694,565)	(99,767)
Accretion on redeemable noncontrolling interests	(5,725)	(2,422)	(4,634)	(666)

Net loss attributable to ordinary shareholders	(773,029)	(187,934)	(699,199)	(100,433)

Net loss	(771,316)	(199,371)	(729,382)	(104,768)
Other comprehensive loss /(income)
Foreign currency translation adjustment, net of nil tax	(128,539)	11,693	9,705	1,394

Comprehensive loss	(899,855)	(187,678)	(719,677)	(103,374)
Comprehensive loss attributable to noncontrolling interests	(4,934)	(14,037)	(35,797)	(5,142)
Comprehensive income attributable to redeemable noncontrolling interests	922	178	980	141

Comprehensive loss attributable to Tuniu Corporation	(895,843)	(173,819)	(684,860)	(98,373)

Loss per share
Basic and diluted	(2.04)	(0.50)	(1.89)	(0.27)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,230,039	377,744,381	369,472,880	369,472,880

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	379,470,757	242	(985,299)	(19,708)	8,855,991	400,925	(4,738,593)	4,498,857	798	4,499,655
Repurchase of ordinary shares	—	—	(8,986,053)	(165,711)	—	—	—	(165,711)	—	(165,711)
Issuance of ordinary shares pursuant to share incentive plan	9,447,258	6	—	—	67,587	—	—	67,593	—	67,593
Share-based compensation expenses	—	—	—	—	98,675	—	—	98,675	—	98,675
Capital contribution to a subsidiary with noncontrolling interest	—	—	—	—	(2,735)	—	—	(2,735)	6,334	3,599
Foreign currency translation adjustments	—	—	—	—	—	(128,539)	—	(128,539)	—	(128,539)
Accretion on redeemable noncontrolling interest	—	—	—	—	(5,725)	—	—	(5,725)	—	(5,725)
Net loss	—	—	—	—	—	—	(767,304)	(767,304)	(4,934)	(772,238)

Balance as of December 31, 2017	388,918,015	248	(9,971,352)	(185,419)	9,013,793	272,386	(5,505,897)	3,595,111	2,198	3,597,309

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated
	Ordinary shares		Treasury Stock		Additional paid-in	other comprehensive	Accumulated	Total Tuniu Corporation	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	Shareholders’ equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Repurchase of ordinary shares	—	—	(9,917,211)	(141,471)	—	—	—	(141,471)	—	(141,471)
Issuance of ordinary shares pursuant to share incentive plan	413,529	1	564,663	22,355	(18,130)	—	—	4,226	—	4,226
Share-based compensation expenses	—	—	—	—	68,738	—	—	68,738	—	68,738
Capital contribution to a subsidiary with noncontrolling interest	—	—	—	—	—	—	—	—	2,117	2,117
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	3,892	3,892
Foreign currency translation adjustments	—	—	—	—	—	11,693	—	11,693	—	11,693
Accretion on redeemable noncontrolling interest	—	—	—	—	(2,422)	—	—	(2,422)	—	(2,422)
Net loss	—	—	—	—	—	—	(185,512)	(185,512)	(14,037)	(199,549)

Balance as of December 31, 2018	389,331,544	249	(19,323,900)	(304,535)	9,061,979	284,079	(5,691,409)	3,350,363	(5,830)	3,344,533

Repurchase of ordinary shares	—	—	(947,529)	(11,147)	—	—	—	(11,147)	—	(11,147)
Issuance of ordinary shares pursuant to share incentive plan	—	—	964,128	4,740	(4,600)	—	—	140	—	140
Share-based compensation expenses	—	—	—	—	61,736	—	—	61,736	—	61,736
Capital contribution to subsidiaries with noncontrolling interests	—	—	—	—	—	—	—	—	1,500	1,500
Acquisition of additional shares in subsidiaries	—	—	—	—	(1,134)	—	—	(1,134)	(2,281)	(3,415)
Disposal of shares in subsidiaries	—	—	—	—	165	—	—	165	(380)	(215)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	43,798	43,798
Foreign currency translation adjustments	—	—	—	—	—	9,705	—	9,705	—	9,705
Accretion on redeemable noncontrolling interest	—	—	—	—	(4,634)	—	—	(4,634)	—	(4,634)
Net loss	—	—	—	—	—	—	(694,565)	(694,565)	(35,797)	(730,362)

Balance as of December 31, 2019	389,331,544	249	(19,307,301)	(310,942)	9,113,512	293,784	(6,385,974)	2,710,629	1,010	2,711,639

Balance as of December 31, 2019(US$ (Note 2(d)))	389,331,544	36	(19,307,301)	(44,664)	1,309,074	42,199	(917,288)	389,357	145	389,502

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(771,316)	(199,371)	(729,382)	(104,768)
Depreciation of property and equipment	65,704	66,903	87,887	12,624
Amortization of intangible assets and land use right	150,092	153,258	155,002	22,265
Amortization of right-of-use assets	—	—	79,683	11,446
Allowance for doubtful accounts	45,808	2,568	185,130	26,592
Change in fair value of contingent consideration	5,572	(5,242)	344	49
Foreign exchange loss	673	14,279	(82)	(12)
Loss from disposal of property and equipment	562	1,368	1,501	215
Loss from impairment of intangible asset	—	—	32,014	4,599
Share-based compensation expenses	98,675	68,738	61,736	8,867
Change in deferred tax liabilities	(2,314)	(2,362)	(2,727)	(392)
Remeasurement of equity investments	—	(12,581)	(18,356)	(2,637)
Change in fair value of investments	—	(8,153)	(17,977)	(2,582)
Gain from disposal of equity investment	—	(1,850)	(24)	(3)
Share of results of equity investees	—	—	(2,223)	(320)
Changes in operating assets and liabilities:
Accounts receivable	(64,286)	(60,584)	(55,043)	(7,906)
Amounts due from related parties	283,901	14,810	49,815	7,156
Prepayments and other current assets	691,932	(1,867)	160,205	23,012
Accrued interests of yield enhancement products	15,114	10,580	—	—
Other non-current assets	(9,668)	(25,606)	103	15
Operating Lease Liabilities, current and non-current	—	—	(73,315)	(10,531)
Accounts and notes payable	(167,262)	553,445	(36,253)	(5,208)
Amounts due to related parties	54,398	(9,765)	(47,404)	(6,809)
Salary and welfare payable	(4,930)	(83,274)	5,860	842
Taxes payable	20,417	(8,748)	(11,383)	(1,635)
Advances from customers	(595,876)	(152,335)	44,498	6,392
Accrued expenses and other liabilities	(221,018)	(34,719)	15,234	2,188
Accrued interests of amounts due to the individual investors of yield enhancement products	(11,183)	(6,559)	—	—
Non-current liabilities	(3,644)	(4,844)	(5,304)	(762)

Net cash (used in)/provided by operating activities	(418,649)	268,089	(120,461)	(17,303)

Cash flows from investing activities:
Purchase of short-term investments	(2,488,010)	(1,858,032)	(2,041,280)	(293,212)
Proceeds from maturity of short-term investments	3,271,860	4,067,804	1,614,098	231,851
Proceeds from maturity of yield enhancement products	434,977	172,458	—	—
Increase in loan receivable	(16,438)	(1,326,160)	(16,584)	(2,382)
Purchase of property and equipment and intangible assets	(160,497)	(119,442)	(122,479)	(17,593)
Cash paid for long-term investments	(426,227)	(874,120)	(547,205)	(78,601)
Proceeds from maturity of long-term investments	—	91,030	568,532	81,665
Cash received from disposal of equity investment	—	3,114	—	—
Cash paid for acquisition, net of cash received	(111)	(2,660)	(33,216)	(4,772)

Net cash provided by/(used in) investing activities	615,554	153,992	(578,134)	(83,044)

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(166,149)	(139,070)	(13,547)	(1,946)
Proceeds from issuance of ordinary shares upon exercise of options	67,344	4,585	109	16
Contingent consideration paid for business acquisitions	(6,800)	(6,800)	(13,921)	(2,000)
Repurchase of redeemable noncontrolling interests	—	(30,000)	(37,733)	(5,420)
Acquisition of noncontrolling interests of subsidiaries	—	—	(3,415)	(490)
Cash contribution from noncontrolling interests	3,599	2,117	1,500	215
Proceeds from yield enhancement products	(682,760)	(171,412)	—	—
Repayment of short-term and long-term borrowings	—	(390)	(281,354)	(40,414)
Proceeds from short-term and long-term borrowings	—	195,758	833,471	119,721

Net cash (used in)/provided by financing activities	(784,766)	(145,212)	485,110	69,682

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(46,025)	(21,754)	4,974	714

Net (decrease)/increase in cash, cash equivalents and restricted cash	(633,886)	255,115	(208,511)	(29,951)
Cash, cash equivalents and restricted cash at the beginning of year	1,209,797	575,911	831,026	119,370

Cash, cash equivalents and restricted cash at the end of year	575,911	831,026	622,515	89,419

Supplemental disclosure of cash flow information
Income tax paid	12,199	3,740	2,286	328

Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	11,859	5,202	12,473	1,792
Receivables related to exercise of stock options	(385)	(23)	(55)	(8)
Accrual related to purchase business acquisitions	38,116	36,456	30,530	4,385

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1. Organization and Principal Activities

Tuniu Corporation (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands. The Company, its subsidiaries and the consolidated variable interest entity (“VIE”) and its subsidiaries (collectively referred to as the “Affiliated Entities”) are collectively referred to as the “Group”. The Group’s principal activity is the provision of travel-related services in the People’s Republic of China (“PRC”).

As of December 31, 2019, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

Name of subsidiaries and Affiliated entities	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%
Jiangsu Kaihui Commercial Factoring Co., Ltd	Established on September 22, 2015	PRC	100%
Xiamen Suiwang International Travel Service Co., Ltd.	Established on January 26, 2016	PRC	100%
Tianjin Tuniu International Travel Service Co., Ltd.	Established on March 23, 2016	PRC	100%
Guangzhou Kaihui Internet Microcredit Co., Ltd.	Established on June 13, 2016	PRC	100%
Nanjing Kaihui Internet Microcredit Co., Ltd.	Established on December 28, 2016	PRC	90%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%
Subsidiaries of VIE
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%
Beijing Global Tour International Travel Service Co., Ltd.	Acquired on July 1, 2015	PRC	75.02%
Tuniu Insurance Brokers Co., Ltd.	Acquired on August 11, 2015	PRC	100%

2. Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB767,304, RMB185,512 and RMB694,565 for the years ended December 31, 2017, 2018 and 2019, respectively. Net cash used in operating activities was approximately RMB418,649 and RMB120,461 for the years ended December 31, 2017 and 2019 respectively, and net cash provided by operating activities was RMB268,089 for the year ended December 31, 2018. Accumulated deficit was RMB5,505,897, RMB5,691,409 and RMB6,385,974 as of December 31, 2017, 2018 and 2019, respectively. As disclosed in note 24, Subsequent event, the outbreak of COVID-19 has had material adverse impacts on the Group’s cash flow for the first two quarters of 2020 with potential continuing impacts on subsequent periods. The conditions and events indicated there could cast substantial doubt on the Group’s ability to continue as a going concern. The Group has taken actions to manage its liquidity by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Based on management’s liquidity assessment, considering these actions taken, management believes that the Group’s available cash, cash equivalents, and cash generated from future operations and maturity of investments will be sufficient to meet its working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on going concern basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the Affiliated Entities for which the Company is the primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has controlling interest and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiary has controlling interests in a VIE, the Company considers whether the company or its subsidiary has the power to direct activities that most significantly impact the VIE’s economic performance, and the right to receive benefits from the VIE or the obligation right to absorb losses of the VIE that could be potentially significant to the VIE.

All significant transactions and balances among the Company, its subsidiaries and the Affiliated Entities have been eliminated upon consolidation.

To comply with PRC laws and regulations that restrict foreign equity ownership of companies that operate internet content, travel agency and air-ticketing services, the Company operates its website and engaged in such restricted services through Nanjing Tuniu and its subsidiaries. Nanjing Tuniu’s equity interests are held by Dunde Yu, the Company’s Chief Executive Officer, Haifeng Yan, the Company’s director, and several other PRC citizens. On September 17, 2008, Beijing Tuniu, one of the Company’s wholly owned subsidiaries, entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, Beijing Tuniu is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

Contractual arrangements

On September 17, 2008, Beijing Tuniu entered into a series of contractual agreements with Nanjing Tuniu and its shareholders. The following is a summary of the agreements which allow the Company to exercise effective control over Nanjing Tuniu:

(1) Purchase Option Agreement.

Under the purchase option agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, Beijing Tuniu has the irrevocable exclusive right to purchase, or have its designated person or persons to purchase all or part of the shareholders’ equity interests in Nanjing Tuniu at RMB1,800 which was increased to RMB2,430 in March 2014. The option term remains valid for a period of 10 years and can be extended indefinitely at Beijing Tuniu’s discretion. The purchase consideration was paid by Beijing Tuniu to the shareholders of Nanjing Tuniu shortly after the purchase option agreement was entered. On January 24, 2014, the Company amended and restated the purchase option agreement, and the effective term of the purchase option agreement has been changed to until all equity interests held in Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons.

(2) Equity Interest Pledge Agreement.

Under the equity interest pledge agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders pledged all of their equity interests in Nanjing Tuniu to guarantee their performance of their obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agreed that they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge agreement remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

(3) Shareholders’ Voting Rights Agreement.

Under the shareholders’ voting rights agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, each of the shareholders of Nanjing Tuniu appointed Beijing Tuniu’s designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu, nominating and appointing directors, convene extraordinary shareholders’ meetings, and other voting rights pursuant to the then effective articles of association. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

(4) Irrevocable Powers of Attorney.

Under the powers of attorney issued by the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders of Nanjing Tuniu each irrevocably appointed Mr. Tao Jiang, a person designated by Beijing Tuniu, as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. Each power of attorney will remain in force until the shareholders’ voting rights agreement expires or is terminated. On January 24, 2014, the shareholders of Nanjing Tuniu issued powers of attorney to irrevocably appoint Beijing Tuniu as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. These powers of attorney replaced the powers of attorney previously granted to Mr. Tao Jiang on September 17, 2008.

(5) Cooperation Agreement.

Under the cooperation agreement entered between Beijing Tuniu and Nanjing Tuniu, Beijing Tuniu has the exclusive right to provide Nanjing Tuniu technology consulting and services related to Nanjing Tuniu’s operations, which require certain licenses. Beijing Tuniu owns the exclusive intellectual property rights created as a result of the performance of this agreement. Nanjing Tuniu agrees to pay Beijing Tuniu a monthly service fee for services performed, and the monthly service fee shall not be lower than 100% of Nanjing Tuniu’s profits generated from such cooperation, which equal revenues generated from such cooperation, after deducting the expenses it incurred. This agreement remains effective for an unlimited term, unless the parties mutually agree to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. On January 24, 2014, the Company amended and restated the Cooperation Agreement. In the amended and restated agreement, the service fee has been changed to a quarterly payment which equals the profits of each of Nanjing Tuniu and its subsidiaries, and that Beijing Tuniu can adjust the service fee at its own discretion. Also in the amended and restated Cooperation Agreement, Beijing Tuniu has the unilateral right to terminate the agreement.

In the years ended December 31, 2017, 2018 and 2019, the Company and its subsidiaries received service fees of RMB138,054, RMB197,853 and RMB30,420, respectively, from its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

Risks in relation to the VIE structure

The Group believes that each of the agreements and the powers of attorney under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and its shareholders is valid, binding and enforceable, and does not and will not result in any violation of PRC laws or regulations currently in effect. The legal opinion of Fangda Partners, which was the Company’s PRC legal counsel, also supports this conclusion. The shareholders of Nanjing Tuniu are also shareholders, nominees of shareholders, or designated representatives of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of Nanjing Tuniu were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control Nanjing Tuniu also depends on the power of attorney Beijing Tuniu has to vote on all matters requiring shareholder approval in Nanjing Tuniu. As noted above, the Company believes this power of attorney is legally enforceable but it may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	levying fines or confiscate the Group’s income;

•	revoke the Group’s business or operating licenses;

•	require the Group to discontinue, restrict or restructure its operations;

•	shut down the Group’s servers or block the Group’s websites and mobile platform;

•	restrict or prohibit the use of the Group’s financing proceeds to finance its business and operations in China; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, the imposition of any of these penalties may cause the Group to lose the right to direct the activities of Nanjing Tuniu (through its equity interest in its subsidiaries) or the right to receive economic benefits from the Affiliated Entities. Therefore, a risk exists in that the Group would no longer be able to consolidate Nanjing Tuniu and its subsidiaries. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. As the 2019 PRC Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 PRC Foreign Investment Law, the possibility can’t be ruled out that the VIE structure adopted by the Group may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the Group’s VIE structures would be treated as a method of foreign investment. If the Group’s VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of the Group’s businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, the Group would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect the Group’s current corporate structure, corporate governance, business, financial conditions and results of operations.

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2019, the aggregate accumulated deficit of the Affiliated Entities was RMB4,099 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

The following assets, liabilities, revenues and loss of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	254,373	126,096	18,113
Restricted cash	261,559	318,826	45,797
Short-term investments	584,032	831,256	119,402
Accounts receivable, net	266,225	284,469	40,861
Intercompany receivables	499,276	870,818	125,085
Prepayments and other current assets	769,824	534,144	76,725

Total current assets	2,635,289	2,965,609	425,983

Non-current assets
Long-term investments	1,022,453	1,009,049	144,941
Property and equipment, net	137,267	129,469	18,597
Intangible assets, net	85,388	91,953	13,208
Operating lease right-of-use assets, net	—	68,193	9,795
Goodwill	137,074	185,004	26,574
Other non-current assets	66,335	82,422	11,839

Total non-current assets	1,448,517	1,566,090	224,954

Total assets	4,083,806	4,531,699	650,937

LIABILITIES
Current liabilities
Short-term borrowings	47,205	184,000	26,430
Accounts and notes payable	1,251,543	1,149,051	165,051
Intercompany payable	5,141,083	5,241,312	752,867
Salary and welfare payable	82,254	81,144	11,656
Taxes payable	11,809	6,519	937
Advances from customers	998,041	1,104,505	158,652
Operating lease liabilities, current	—	30,779	4,420
Accrued expenses and other current liabilities	300,238	794,633	114,142

Total current liabilities	7,832,173	8,591,943	1,234,155

Non-current liabilities
Operating lease liabilities, non-current	—	42,155	6,055
Deferred tax liabilities	17,838	20,112	2,889

Total non-current liabilities	17,838	62,267	8,944

Total liabilities	7,850,011	8,654,210	1,243,099

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues	1,954,746	1,524,924	1,181,747	169,747
Net loss	(348,755)	(29,031)	(334,832)	(48,096)
Net cash (used in)/provided by operating activities	(232,926)	31,282	(505,492)	(72,609)
Net cash used in investing activities	(1,021,286)	(465,029)	(246,340)	(35,385)
Net cash provided by financing activities	1,303,661	569,565	680,822	97,794

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Affiliated Entities. As the Company is conducting its business mainly through the Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Under the contractual arrangements with Nanjing Tuniu and through its equity interest in its subsidiaries, the Group has the power to direct the activities of the Affiliated Entities and direct the transfer of assets out of the Affiliated Entities. As the consolidated Affiliated Entities are each incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all of the liabilities of the consolidated Affiliated Entities.

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include fair value of short-term and long-term investments, recoverability of receivables, estimated useful lives of property and equipment and intangible assets, impairment for goodwill and long-lived assets, the purchase price allocation and fair value of contingent considerations with respect to business combinations, fair value of share-based payment arrangements, subsequent measurement of equity investments using measurement alternative, valuation allowance for deferred tax assets and the determination of uncertain tax positions.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(d) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange gains / losses.

When preparing the consolidated financial statements presented in RMB, assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, and equity accounts are translated into RMB at historical exchange rates. Income and expense items are translated at average exchange rates prevailing during the respective fiscal years. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of accumulated other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity.

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.9618 on December 31, 2019, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2019, or at any other rate.

(e) Fair Value Measurement

The Group defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, amounts due from and due to related parties, long-term investments in financial products, borrowings, operating lease liabilities, contingent consideration for acquisitions and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments except for certain investments which are carried at fair value at each balance sheet date. Certain short-term and long-term investments in financial products and securities classified within Level 2 are valued using directly or indirectly observable inputs in the market place. Certain investments in financial products classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other Observable Inputs (Level 2) As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Short-term investments	562,794	1,113,536	159,949
Long-term investments	52,441	282,995	40,650

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(e) Fair Value Measurement - continued

	Fair Value Measurement Using Unobservable Inputs (Level 3) As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Short-term investments	255,237	114,043	16,381
Long-term investments	844,843	711,927	102,262
Contingent consideration for acquisitions - short term	25,692	19,273	2,768
Contingent consideration for acquisitions - long term	10,764	10,947	1,573

The roll forward of major Level 3 investments are as following:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Fair value of Level 3 investment at the beginning of the year	—	1,100,080	158,017
Addition	1,547,135	494,100	70,973
Decrease	(457,564)	(795,587)	(114,279)
The change in fair value of the investments	10,509	27,377	3,932

Fair value of Level 3 investment at the end of the year	1,100,080	825,970	118,643

The Company determined the fair value of its investments by using income approach with significant unobservable inputs of future cashflows and discount rate ranging from 2.0% to 10.0%.

The roll forward of contingent consideration for acquisitions is as below:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	38,116	36,456	5,237
Addition	10,382	7,341	1,055
Net change in fair value	(5,242)	344	49
Payment	(6,800)	(13,921)	(2,000)

Balance at the end of the year	36,456	30,220	4,341

Contingent consideration is valued using an expected cash flow method with unobservable inputs including the probability to achieve the operating and financial targets, which is assessed by the Group, in connection with the contingent consideration arrangements.

(f) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks, other financial institutions and Alipay, a third party payment processor, which are unrestricted as to withdrawal or use.

(g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents (i) cash deposits required by tourism administration departments as a pledge to secure travellers’ rights and interests, (ii) cash deposits required by China Insurance Regulatory Commission for engaging in insurance agency or brokering activities. (iii) the deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee, and required by the Group’s business partners.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on consolidated balance sheet as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cash and cash equivalents	484,101	560,356	295,463	42,441
Restricted cash	91,810	270,670	327,052	46,978

Total	575,911	831,026	622,515	89,419

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii) equity securities and investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2017, 2018 and 2019.

(i) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less an allowance for doubtful accounts. The Group reviews accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group evaluates the collectability of accounts receivable considering many factors including reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. The Group recognized allowance for doubtful accounts of RMB13,332, RMB3,299 and RMB28,443 for the years ended December 31, 2017, 2018 and 2019, respectively.

The following table summarized the details of the Group’s allowance for doubtful accounts:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	4,856	16,905	20,204	2,902
Addition	13,332	4,200	30,023	4,313
Reversal	—	(901)	(1,580)	(227)
Write-offs	(1,283)	—	—	—

Balance at the end of year	16,905	20,204	48,647	6,988

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(j) Long-term investments

Long-term investments include equity investments, held-to-maturity investments and other long-term investments.

Equity investments

The Group accounts for the investments in entities with significant influence under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from an investment is recognized in the consolidated statements of comprehensive loss. Dividends received reduce the carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in fair value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized when a decline in value is deemed to be other-than-temporary.

The Group adopted the ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”, effective from January 1, 2018. The Group elects a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, the Group measures these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

Held-to-maturity investments

The investments that the Group intends and is able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost, and interest income is recorded in the consolidated statements of comprehensive income. The Group monitors these investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Other long-term investments

Other long-term investments include financial products with maturities over one year and investments in securities including corporate bonds, perpetual bonds and preferred shares issued by third party companies, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

No event had occurred and indicated that other-than-temporary impairment existed and therefore the Group did not record any impairment charges for its investments for the years ended December 31, 2017, 2018 and 2019.

(k) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 - 5 years

Buildings	16 - 20 years

Furniture and fixtures	3 - 5 years

Vehicles	3 - 5 years

Software	5 years

Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset ranging from 1 – 9 years

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(k) Property and Equipment - continued

Construction in progress represents leasehold improvements and office buildings under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and buildings and depreciation commences when the asset is ready for its intended use.

Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(l) Land use right, net

Land use right represents the payments for usage of land for office buildings, which is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over their respective lease period which is 49.

(m) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB19,545, RMB75,443 and RMB56,927 for the years ended December 31, 2017, 2018 and 2019, respectively. The amortization expense for capitalized software costs amounted to RMB5,729, RMB14,699 and RMB36,983 for the years ended December 31, 2017, 2018 and 2019, respectively. The unamortized amount of capitalized internal use software development costs was RMB111,628 as of December 31, 2019.

(n) Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations”, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. The Group recognized adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined.

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

Subsequent to the initial measurement of acquisition, adjustments to the amount of contingent consideration are recognized as a gain or loss during the period of adjustments, and are reflected in other operating income.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(o) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 1 to 5 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, software, technology, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group recognized impairment charges for intangible assets of nil, nil and RMB32,014 for the years ended December 31, 2017, 2018 and 2019. Refer to note 5 for details.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group early adopted ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Management performed annual goodwill impairment test and no impairment loss was recognized for the years ended December 31, 2017 and 2018.

As of December 31, 2019, management performed qualitative assessment and determined it was necessary to perform a step 1 goodwill impairment test. Discounted cash flow analysis was used to estimate the fair value of the reporting unit with certain key assumptions including future revenue growth rate, gross margin, working capital level, capital expenditure, the terminal value of the reporting unit and the discount rate. Based on the result of the test, the fair value of the reporting unit was higher than its carrying value as at December 31, 2019 and therefore, no impairment loss was recognized for the year ended December 31, 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(q) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. No impairment of long-lived assets was recognized during the years ended December 31, 2017, 2018 and 2019, except for impairment charges for intangible assets ( Note 2(o)).

(r) Advances from Customers

Advances from customers represent the amounts travellers pay in advance to purchase packaged tours or other travelling products. Among the cash proceeds from travellers, the amounts payable to tour operators are recorded as accounts payable and the remaining are recognized as revenues when revenue recognition criteria are met.

(s) Revenue Recognition

The Group’s revenue is primarily derived from sales of packaged tours and other service fees.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The Group early adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. There are no significant estimates in the Group’s revenue arrangements.

Packaged tours: Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Since the beginning of 2017, the Group has implemented certain changes in its arrangements with the tour operators. The Group’s role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. Under the current organized tour arrangements, the tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. As a result of the change of the Group’s role, starting from January 1, 2017, revenues from organized tours (except for those that the Group takes substantive inventory risks and the self-operated local tour operator business in which the Group acts as a principal, as discussed below) are generally reported on net basis, representing the difference between what the Group receives from the travellers and the amounts due to the tour operators.

Revenues from self-guided tours are recognized on a net basis, as the Group has no involvement in determining the service, and provides no additional services to travellers other than the booking services. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation, and other travel-related services. As such, the Group is an agent for the travel service providers in these transactions and revenues are reported on a net basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Revenue Recognition - continued

Under certain circumstances, the Group may enter into contractual commitments with suppliers to reserve tours, and is required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that the Group undertakes inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that the Group undertakes substantive inventory risk were RMB497,918, RMB241,181 and RMB166,186 for the years ended December 31, 2017, 2018 and 2019, which were recorded in revenues from packaged tours.

From 2018, the Group expanded its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour. Besides, the Group is primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB509,737 and RMB724,239 for the years ended December 31, 2018 and 2019, which were recorded in revenues from packaged tours.

Under ASC 606, starting from January 1, 2017, under the current arrangements for the organized tours (except for the self-operated local tour operator business in which the Group acts as a principal, as discussed above), for which the Group’s role was changed into an agent, revenues are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

Under ASC 606, revenues from self-guided tours are recognized when the tours depart.

Other revenues: Other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, fees for service that the Group provides for accommodation and transportation, and (iv) service fees for financial services and interest income for yield enhancement products. Revenue is recognized when the services are rendered or when the tickets are issued.

From 2016 in certain cases, the Group purchased yield enhancement products with maturities ranged from three months to two years from the Exchanges and trust companies and split these products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to individual investors through the Group’s online platform. The split of the products were arranged by Exchanges. Interest revenue and interest cost of RMB50,867 and RMB34,499 were recorded in other revenue and cost of revenue, respectively, for the year ended December 31, 2017. This business was terminated in 2018.

The Group also provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2018 and 2019 were RMB117,537 RMB97,016, respectively.

The Group provided online lending service in 2017 and fees charged in connection with this service was RMB220,701 for the year ended December 31, 2017. This service was terminated in late 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Revenue Recognition - continued

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2018 and 2019, liabilities recorded related to membership points and cash rewards were RMB1,395 and RMB9,374, respectively.

Value-added tax and surcharges

The Group’s business is subject to value-added tax (“VAT”) since May 1, 2016, and the Group is permitted to offset input VAT (VAT that is paid in the acquisition of goods or services, and which is supported by valid VAT invoices received from vendors) against their VAT liability. VAT on the taxable revenue collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. The Group is also subject to certain government surcharges on VAT payable in the PRC and these surcharges are recorded in cost of revenues.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(t) Cost of Revenues

Cost of revenues mainly consists of salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, interest expenses for yield enhancement products, and other service fee for financial service. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business since 2018, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Losses arising from the committed tour reservations were recorded as deductions to revenues, which were RMB11,009 for the year ended December 31, 2017 and were insignificant for the years ended December 31, 2018 and 2019.

(u) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expenses and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB302,987, RMB222,073 and RMB223,522 for the years ended December 31, 2017, 2018 and 2019, respectively.

(v) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses for the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (Note 2(m)).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(w) Leases

The Company applied ASC 842, Leases, on January 1, 2019 by using the optional transition method at the adoption date without recasting comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in operating lease right-of-use (“ROU”) assets, net, operating lease liabilities, current and operating lease liabilities, non-current on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Upon the adoption of the new lease standard, on January 1, 2019, the Company recognized operating lease asset of RMB180,327 and total operating lease liabilities of RMB182,700 (including a current liability of RMB92,969) in the consolidated balance. There was no impact to retained earnings at adoption.

(x) Share-based Compensation

The Company applies ASC 718, “Compensation — Stock Compensation” to account for its share-based compensation program including share options and restricted shares. In accordance with the guidance, the Company determines whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. For options, the fair values are calculated using the binominal option pricing model. Share-based compensation expenses are recorded net of an estimated forfeiture rate over the required service period using the straight-line method. The modifications of the terms or conditions of the shared-based award are treated as an exchange of the original award for a new award. The incremental compensation expense is equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Company immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

(y) Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the interim condensed consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(z) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB263,618, RMB222,304 and RMB217,199 for the years ended December 31, 2017, 2018 and 2019, respectively.

(aa) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB27,322, RMB51,357 and RMB24,608 for the years ended December 31, 2017, 2018 and 2019, respectively.

(ab) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Accretion of the redeemable noncontrolling interests is deducted from the net income (loss) to arrive at net income (loss) attributable to the Company’s ordinary shareholders. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive. Except for voting rights, Class A and Class B shares have all the same rights and therefore the Group has elected not to use the two-class method.

(ac) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ad) Treasury stock

On January 12, 2018, the Company’s board of directors authorized a share repurchase program under which the Company was authorized to repurchase up to US$100 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. For the year ended December 31, 2019, the Group reissued 964,128 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans. The Company recognizes the difference in additional paid-in capital on the reissuance of the shares when reissuing treasury stock at an amount different from the average cost the Company paid to repurchase the treasury stock.

(ae) Segment Reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment.

The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(af) Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The FASB further issued Accounting Standards Update No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2018-19, Accounting Standards Update No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-04, Accounting Standards Update No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief,” or ASU 2019-05, Accounting Standards Update No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates,” or ASU 2019-10 and Accounting Standards Update No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-11. The amendments in these ASUs provide clarifications to ASU 2016-13.

The Group will adopt the new standard effective from January 1, 2020, which is not expected to have a material impact on the Company’s consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(af) Recently Issued Accounting Pronouncements - continued

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact on its consolidated financial statements.

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, accounts receivables balances, due from related parties and long-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and time deposit, which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from individual customers, corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on those customers and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2017, 2018 and 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration - continued

(a) Credit and Concentration Risks - continued

The Group has purchased equity securities, securities including corporate bonds, perpetual bonds and preferred shared and financial products issued by banks, companies and other financial institutions. The Group also provided account receivables factoring service and cash lending service to customers. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collectability assessment of the financial assets and loan receivables on timely basis.

For balances where there is indication of impairment, the Group’s collectability assessment considers duration of credit periods, the credit standing of the borrowers and parties that have guaranteed the repayment of the debts, the quality of assets pledged, the borrowers’ repayment plans and an evaluation of default risk by reference to relevant information that is publicly available.

(b) Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Travel agencies

During the year ended December 31, 2019, the Group acquired 51% and 63.51% of controlling equity interests in an offline agency and an online travel agency, respectively. The Group expanded its tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB59,981 including cash consideration of RMB52,640 and an accrual in the amount of RMB7,341 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2019, the Group made an upward adjustment of the fair value of the contingent consideration by RMB2,265 based on the reassessment of achievement of profit target. The contingent consideration is due in installments annually over the next four years.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB18.9 million)	37,712
Including:
Customer Relationship	16,889	5.75-11.2 years
Technology	9,230	5.5 years
Goodwill	72,598
Deferred tax liability	(6,530)
Noncontrolling interests	(43,799)

Total consideration	59,981

During the year ended December 31, 2018, the Group acquired 80% of controlling equity interests of an online travel agency to expand Tuniu’s overseas business network and further enhance the Company’s competitive position. The total purchase price of RMB20,234 including cash consideration of RMB9,852 and an accrual in the amount of RMB10,382 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2019, the Group paid RMB3,800 of the contingent consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB2,311 based on the reassessment of achievement of profit target. As of December 31, 2019, the carrying value of total unpaid contingent consideration was RMB4,271, which is expected to be paid in increments annually over the next three years.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB6.4 million)	13,430
Including:
Technology	4,300	9.4 years
Goodwill	11,770
Deferred tax liability	(1,075)
Noncontrolling interests	(3,891)

Total consideration	20,234

During the year ended December 31, 2016, the Group acquired 100% of controlling equity interests of an offline travel agency to further expand the Group’s overseas tourism market and promote the Group’s destination service. The total purchase price of RMB28,077, including cash consideration of RMB16,507 and an accrual in the amount of RMB11,570 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next four years. The fair value of the contingent consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2017, the Group paid RMB3,600 of the contingent consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB1,030 based on the reassessment of achievement of revenue and profit target. During the year ended December 31, 2018, the Group paid RMB3,600 of the contingent consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB730. During the year ended December 31, 2019, the Group paid RMB3,100 of the contingent consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB390 based on the reassessment of achievement of revenue and profit target. As of December 31, 2019, the carrying value of total unpaid contingent consideration was RMB4,100, which is expected to be paid next year.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB8.3 million)	19,047
Including:
Trade names	2,464	9.5years
Non-compete agreement	3,676	6 years
Goodwill	10,565
Deferred tax liability	(1,535)

Total consideration	28,077

During the year ended December 31, 2015, the Group acquired the 100%, 100%, 75.02% and 80% of controlling equity interests in four offline travel agencies, respectively. The Group expanded its tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB115,498 included cash consideration of RMB100,163 and RMB15,335 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next three to four years. During the year ended December 31, 2017, the Group paid RMB3,200 of the contingent consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB4,542. During the year ended December 31, 2018, the Group paid RMB3,200 of the contingent consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB5,972 based on the reassessment of achievement of revenue and profit target. During the year ended December 31, 2019, the Group paid RMB7,021 of the contingent consideration.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition - continued

Travel agencies - continued

The business acquisitions were accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including the cash acquired of 24 million)	22,501
Including:
Travel licenses	25,100	20 years
Customer relationship	13,458	14.25-14.5 years
Trade names	39,170	7-14 years
Software	3,013	5 years
Non-compete agreement	1,683	3.5-5.25 years
Goodwill	133,324
Deferred tax liability	(20,606)
Noncontrolling interests	(19,721)

Total considerations	115,498

The Group measured the fair value of the trade names and travel licenses under the relief-from-royalty method. Under the methodology, fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the assets, royalty rates, discount rate and estimated asset lives. Customer relationships and technology were valued using the excess-earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible asset after deduction of cash flows attributable to other contributory assets to realize the projected earnings attributable to the intangible asset. Key assumptions included discounted cash flow analyses, for other contributory assets, discount rate, remaining useful life, income tax amortization benefit and customer attrition rates. The Group measured the fair value of non-compete agreements based on incremental discounted cash flow analyses computed with and without the non-compete terms as described in share purchase agreement and the probability that such competition exists. The Group measured the fair value of the software under the replacement cost method.

Pro forma results of operations for all of the acquisitions described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

5. Transaction with JD.com, Inc.

On May 8, 2015, the Company entered into a share subscription agreement with Fabulous Jade Global Limited, an affiliate of JD.com, Inc., and a Business Cooperation Agreement (“BCA”) with JD. Com, Inc. (“JD”) for a period of five years. Pursuant to these agreements, the Company issued 65,625,000 Class A ordinary shares for a cash consideration of RMB1,528.2 million (US$250 million) and the business resource contributed by JD. According to BCA, the business resource includes the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application and JD’s preferred partnership for hotel and air ticket reservation service, the internet traffic support and marketing support for the leisure travel channel for a period of five years started from August 2015.

The acquisition of BCA is considered as assets acquisition and the intangible assets acquired include the exclusive operation right of leisure travel channel, preferred partnership of hotel and air ticket reservation service, traffic and marketing supports. The Group estimated the fair value of exclusive operation right and preferred partnership using a form of the income approach known as excess earning method. The key assumption includes expected revenue attributable to assets, margin discount rate and the remaining useful life. The Group estimated the fair value of internet traffic support and marketing support using a form of income approach known as operating cost saving method. Key assumption includes the market price of the services to be provided, the volume of the services to be provided, discount rate and the remaining useful life. The Group made estimates and judgments in determining the fair value of the assets with assistance from an independent valuation firm.

The summary of the fair value of acquired intangible assets as of the transaction date was as follows:

	Amount	Estimated useful lives
Exclusive operation right of leisure travel channel	405,406	5 years
Preferred partnership of hotel and air ticket reservation service	1,431	5 years
Internet traffic support	139,358	5 years
Marketing support	114,020	5 years

Total consideration	660,215

As of December 31, 2019, the net carrying value of the exclusive operation right of leisure travel channel was below its fair value determined using the excess earning method with certain key assumption including revenue, EBIT margin and discount rate. Accordingly, an impairment charge of RMB32,014 was recognized for the year ended December 31, 2019.

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	716,761	475,828	68,348
Interest income receivable	11,984	14,876	2,137
Prepayment for advertising expenses	9,536	8,417	1,209
Receivables in relation to factoring business	324,577	204,954	29,440
Loan receivables	454,953	439,189	63,086
Others	155,773	157,020	22,554

Total	1,673,584	1,300,284	186,774

Receivable in relation to factoring business and loan receivable are recorded in connection with the Group’s account receivable factoring service and cash lending service.

The Group recognized a net provision for other current assets of RMB32,476 and RMB124,581 for the years ended December 31, 2017 and 2019, respectively, and had a net reversal of RMB731 for the year ended December 31, 2018.

The following table summarized the details of the Group’s provision for prepayments and other current assets:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	25,622	30,632	29,901	4,295
Addition	32,476	6,009	132,825	19,079
Reversal	—	(6,740)	(8,244)	(1,184)
Transfer-out	(27,466)	—	—	—
Write-offs	—	—	—	—

Balance at the end of year	30,632	29,901	154,482	22,190

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	42,500	99,338	14,269
Equity investments – measurement alternative	165,253	200,850	28,850
Held-to-maturity investments	197,469	10,502	1,508
Other long-term investments	897,284	994,922	142,912

Total	1,302,506	1,305,612	187,539

Equity investments

In February 2019, the Group invested RMB54,616 for 21.33% of equity interest in Nanjing Tengbang Jinhong Tourism Industry Investment Fund Partnership (“Tengbang”). The investment was accounted for as an equity-method investment due to the significant influence the Group has over the operating and financial policies of Tengbang as the Group has one of the five board seats of Tengbang. The group recognized a gain of RMB1,031 for the year ended December 31, 2019 from this investment. As of December 31, 2019, the carrying value of its equity investment was RMB55,647.

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42,500 for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment due to the significant influence the Group has over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. The group recognized a gain of RMB1,191 for the year ended December 31, 2019 from this investment. As of December 31, 2019, the carrying value of its equity investment was RMB43,691.

Financial information of above investees described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

With the adoption of ASU 2016-01 effective from 1 January 2018, the Group elected a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. During the years ended December 31, 2018 and 2019, the Group remeasured certain equity investments based on the information obtained from observable transactions and recognized gains of RMB12,581 and RMB18,356, respectively. In addition, the Group made several equity investments of this kind with the total cost of RMB17,240 for the year ended December 31, 2019.

Held-to-maturity investments

During 2018, the Group made investments in time deposits and several corporate bonds that the Group has intention and ability to hold these investments till maturity. The Group classified these investments as held-to-maturity investments, and the carrying value of such investments was RMB197,469 as of December 31, 2018. In 2019, the Group disposed one of these corporate bonds and classified the remaining corporate bonds as other long-term investments, which are subsequently measured at fair value as the intention of holding to maturity was no longer existing. As of December 31, 2019, the carrying value of RMB10,502 represented the Group’s investments in time deposits.

Other long-term investments

The Group also made several investments in financial products with maturities over one year and securities including corporate bonds, perpetual bonds and preferred shares issued by companies. The Group measured these other long-term investments at the fair value and the carrying value was RMB897,284 and RMB994,922 as of December 31, 2018 and 2019, respectively.

No impairment loss was recognized for long-term investments for the years ended December 31, 2017, 2018 and 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	149,634	149,191	21,430
Leasehold improvements	106,871	119,934	17,227
Buildings	5,547	4,466	642
Furniture and fixtures	18,334	18,339	2,634
Vehicles	6,744	15,483	2,224
Software	127,354	184,282	26,470
Others	—	2,044	294

Subtotal	414,484	493,739	70,921
Less: Accumulated depreciation	(241,030)	(325,304)	(46,727)

Property and equipment subject to depreciation	173,454	168,435	24,194
Construction in progress	13,906	54,905	7,887

Total	187,360	223,340	32,081

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 was RMB65,704, RMB67,077 and RMB84,273, respectively.

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Travel license	30,956	31,056	4,461
Insurance agency license	11,711	11,711	1,682
Software	58,187	74,535	10,706
Technology	4,300	4,300	618
Trade names	41,634	41,634	5,980
Business Cooperation Agreements	660,215	660,215	94,834
Supplier relationship	—	8,560	1,230
Customer relationship	13,458	21,787	3,130
Non-compete agreements	6,399	6,399	919

Subtotal	826,860	860,197	123,560
Less: Accumulated amortization	(508,975)	(661,916)	(95,078)
Less: Impairment	—	(32,014)	(4,599)

Total	317,885	166,267	23,883

During 2015, the Group acquired an insurance agency for the total consideration of RMB58,720 to acquire the insurance agency license. The insurance agency was a dormant company and was not qualified as a business as it had no input or process to create output. The Group accounted for this transaction as an asset acquisition and the difference between the cash consideration and net assets of the insurance agency was recorded as an insurance agency license at the amount of RMB11,711 which is amortized over 20 years on a straight line basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net - continued

Amortization expenses for intangible assets were RMB150,092, RMB153,087 and RMB152,941 for the years ended December 31, 2017, 2018 and 2019, respectively.

Impairment charges for Business Cooperation Agreements were RMB32,014 for the year ended December 31, 2019 (Note 5).

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2020	69,332	9,959
2021	19,124	2,747
2022	13,444	1,931
2023	11,466	1,647
2024	10,458	1,502
Thereafter	42,443	6,097

Total	166,267	23,883

10. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Land use right	101,007	101,007	14,509
Less: Accumulated amortization	(171)	(2,233)	(321)

Net book value	100,836	98,774	14,188

In December 2018, the Group obtained the certificate for a land use right and started to amortize over the remaining lease period. Amortization expenses for land use right were RMB171 and RMB2,062 for the years ended December 31, 2018 and 2019, respectively.

11. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	147,639	159,409	22,898
Increase in goodwill related to acquisitions during the year	11,770	72,598	10,427
Accumulated impairment loss	—	—	—

Balance at the end of year	159,409	232,007	33,325

12. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Deposits	43,510	42,357	6,084
Loans receivables	31,501	36,003	5,172
Others	6,028	5,563	799

Balance at the end of year	81,039	83,923	12,055

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Short-term and long-term borrowings

The following is a summary of short-term borrowings:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Short-term borrowings	49,312	203,845	29,281
Long-term borrowings	4,492	9,689	1,392

As of December 31, 2018 and 2019, the Group had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 5.7% to 7.5% and 0.4% to 6.3% per annum, respectively, among which RMB144,000 short-term borrowings were collateralized by time deposits of RMB53,650 classified as short-term investments as of December 31, 2019.

As of December 31, 2018 and 2019, the Group had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.4% to 1.0% and 0.4% to 6.0% per annum, respectively, among which RMB2,300 long-term borrowings were guaranteed by a subsidiary of the Group and pledged by the land use right owned by the Group.

14. Leases

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining lease terms of one month to fifteen years.

Total lease costs were RMB110,993 for the year ended December 31, 2019, including short-term lease costs within 12 months of RMB21,726.

Consolidated balance sheet information related to leases is presented as follows:

	As of December 31,
	2019
	RMB	US$ (Note 2(d))
ASSETS
Operating lease right-of-use assets, net	105,839	15,203
LIABILITIES
Operating lease liabilities, current	57,490	8,258
Operating lease liabilities, non-current	54,718	7,860

Total	112,208	16,118

Supplemental cash flow information related to leases is as follows:

As of December 31,
2019
RMB
Cash paid for amounts included in the measurement of lease liabilities	73,315
Right-of-use assets obtained in exchange for operating lease liabilities	68,825

Other information related to lease is as follows:

As of December 31,
2019
Weighted average remaining lease term(years)	4.85
Weighted average discount rate	5%

As of December 31, 2019, maturities of lease liabilities (excluding lease payments of RMB 6,498 for the leases with lease terms less than one year) are as follows:

As of December 31,
2019
RMB
2020	59,719
2021	27,145
2022	8,869
2023	4,034
2024 and thereafter	27,356

Total minimum lease payments	127,123
Less: interest	(14,915)

Present value of lease obligations	112,208

As of December 31, 2018, minimum lease payments under the previous lease standard (“ASC 840”) were as follows:

As of December 31,
2018
RMB
2019	101,947
2020	75,523
2021	33,952
2022	3,712
2023 and thereafter	2,124

Total minimum lease payments	217,258

For the years ended December 31, 2017 and 2018, the Group recognized lease expense for RMB76,599 and RMB71,379, respectively, under ASC 840.

15. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users	35,119	32,416	4,656
Payable for business acquisition	25,722	20,032	2,877
Accrued liabilities related to customers incentive program	1,395	9,374	1,347
Accrued professional service fees	8,028	15,298	2,197
Accrued advertising expenses	63,531	34,755	4,992
Deposits received from suppliers	90,853	164,456	23,623
Accrued operating expenses	32,391	29,840	4,286
Advanced payment from banks	15,567	25,095	3,605
Discounted bank acceptance notes	142,000	537,000	77,135
Others	69,226	38,853	5,581

Total	483,832	907,119	130,299

Deposits from packaged-tour users represent cash paid to the Group as a deposit for overseas tours, and such amount is refundable upon completion of the tours.

Advanced payment from banks represent cash received by the Group for promotional and marketing campaigns. Banks participating in these campaigns would reimburse the Group for tours sold to their credit card holders at a specified discount. Such advanced payment is recognized as revenues when revenues from the related tour are recognized.

Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest ranging from 2.8% to 5.7%.

16. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2017, 2018 and 2019.

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes.

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Income Taxes – continued

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2019 for another three years. Similarly, Tuniu Nanjing Information Technology and Beijing Tuniu also obtained their HNTE certificates in December 2017 and November 2018 respectively. Therefore, Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu are eligible to enjoy a preferential tax rate of 15% in 2019 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu fail to maintain their HNTE qualifications or renew their qualifications when their current terms expire, their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2017	2018	2019
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(17.3)	(37.7)	(15.8)
R&D expenses super-deduction	(2.3)	(20.5)	(3.8)
Non-deductible expenses and non-taxable income incurred	(1.7)	39.9	(2.1)
Difference in EIT rates of certain subsidiaries	(5.8)	(0.1)	(0.3)
Effect of preferential income tax rates	—	(6.5)	(3.1)

Total	(2.1)	(0.1)	(0.1)

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	—	12,877	22,274	3,199
Basic net loss per share effect	—	—	—	—
Diluted net loss per share effect	—	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	4,468	10,485	1,506
Net operating loss carry forwards	1,180,159	1,161,298	166,810
Carryforwards of deductible advertising expenses	9,842	12,237	1,758
Allowance for doubtful accounts	12,957	62,276	8,945

Subtotal	1,207,426	1,246,296	179,019
Less: valuation allowance	(1,207,426)	(1,246,296)	(179,019)

Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(19,855)	(23,658)	(3,398)

Total non-current deferred tax liabilities, net	(19,855)	(23,658)	(3,398)

As of December 31, 2019, the Group had net operating loss carryforwards of RMB1,161,298 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2020 for the amount of RMB1,220,669 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2021 and 2024. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2018 and 2019, valuation allowances of RMB1,207,426 and RMB1,246,296 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	1,068,082	1,198,872	1,207,426	173,436
Additions	189,090	128,464	143,227	20,573
Written-off for expiration of net operating losses	(16,421)	(10,584)	(98,818)	(14,194)
Utilization of previously unrecognized tax losses and deductible advertising expenses	(41,879)	(109,326)	(5,539)	(796)

Balance at the end of the year	1,198,872	1,207,426	1,246,296	179,019

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment. In April 2018, the Group agreed with one of the noncontrolling shareholders to purchase its 10% equity interest of the subsidiary at the cost of RMB30,000. In December 2019, the Group agreed with one of the noncontrolling shareholders to purchase its 10% equity interest of the subsidiary at the cost of RMB37,733.

The Group recorded the noncontrolling interests as redeemable noncontrolling interests, outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480. The Group uses the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests. The accretion, which increases the carrying value of the redeemable noncontrolling interests, is recorded against additional paid-in capital.

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	90,072	96,719	69,319	9,956
Repurchase of redeemable noncontrolling interests	—	(30,000)	(37,733)	(5,420)
Net income attributable to redeemable noncontrolling interests	922	178	980	141
Accretion on redeemable noncontrolling interests	5,725	2,422	4,634	666

Balance as of December 31	96,719	69,319	37,200	5,343

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18. Ordinary Shares

On February 13, 2014, the Board approved that all of the Company’s existing ordinary shares would be redesignated as Class B ordinary shares and all of the Company’s outstanding preferred shares would be redesignated or automatically converted into Class B ordinary shares immediately prior to the completion of the Company’s initial public offering (“IPO”). All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

On May 9, 2014, concurrently with the completion of the Company’s IPO, the Company issued 5,000,000, 1,666,666 and 5,000,000 shares of Class A ordinary shares at a price per share equal to the IPO price to DCM Hybrid RMB Fund, L.P., the Company’s existing shareholder, Qihoo 360 Technology Co. Ltd. and Ctrip Investment Holding Ltd., respectively.

On December 15, 2014, the Company entered into share subscription agreements with Unicorn Riches Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment Holding Ltd. and the respective personal holding companies of the Group’s chief executive officer and chief operating officer, pursuant to which the Company issued 36,812,868 numbers of Class A ordinary shares for a total proceeds of RMB905,792 (US$148 million), net of issuance cost of RMB14,279. The transaction was closed on December 31, 2014.

On May 8, 2015, the Company entered into share subscription agreements with Fabulous Jade Global Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Esta Investments Pte. Ltd., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., and Sequoia Capital 2010 CV Holdco, Ltd., pursuant to which the Company issued 93,750,000 Class A ordinary shares for the cash consideration of US$400 million (RMB2,445 million) and certain business resource contributed by JD as part of Business Cooperation Agreement with the Company. The total consideration was RMB3,104,457, including fair value of acquired Business Cooperation Agreement of RMB660,215(Note 5), net of issuance cost of RMB1,078. The transaction was closed on May 22, 2015.

On November 20, 2015, the Company entered into a share subscription agreement with HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”), pursuant to which the Company issued 90,909,091 Class A ordinary shares for a total proceeds of RMB3,279 million (US$500 million). The transaction was closed on January 21, 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant share options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 11,500,000 ordinary shares. In December 2012, the Board of Directors approved an increase in the number of shares available for issuance under the plan to 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis. Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 36,464,263 Class A ordinary shares in December 2014, August 2015 and December 2016, respectively, reaching a total of 41,964,263 Class A ordinary shares.

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2008 plan, incentive awards are only exercisable upon occurrence of certain defined exercisable events. The Group did not recognize any share-based compensation expense for the awards granted until the completion of the Company’s IPO on May 9, 2014 upon which the performance condition was satisfied. As of December 31, 2019, 19,872,396 options and 126,894 restricted shares were outstanding under the 2008 and 2014 plan.

The Group recognized share-based compensation expense of RMB98,675 RMB68,738 and RMB61,736 for the years ended December 31, 2017, 2018 and 2019, respectively, which was classified as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	1,075	1,483	4,006	575
Research and product development	6,864	9,124	12,057	1,732
Sales and marketing	1,650	1,305	3,321	477
General and administrative	89,086	56,826	42,352	6,083

Total	98,675	68,738	61,736	8,867

Share options

The following table summarizes the Company’s option activities:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$’000
Outstanding at January 1, 2019	20,507,371	1.81	6.77	6,879
Granted	4,340,586	0.0033
Exercised	(897,549)	0.02
Forfeited	(1,735,099)	1.78
Modified	(2,342,913)	0.0033

Outstanding at December 31, 2019	19,872,396	1.74	5.85	3,914

Vested and expected to vest at December 31, 2019	18,248,502	1.75	5.73	3,701

Exercisable at December 31, 2019	15,285,810	1.73	5.17	3,818

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses - continued

On February 15, 2017, the Company extended the contract life of 2,435,709 share options granted under the 2008 plan from six years to ten years. On March 1, 2018, the Company extended the contract life of 200,523 share options granted under the 2008 plan from six years to ten years. The incremental compensation expense for the modifications were insignificant and were recognized immediately since the share options were fully vested at the time of the modifications.

In June 2019, the Company completed a one-time modification of share options, pursuant to which certain eligible employees were offered to replace certain unvested share options granted to them with cash awards. The price of cash awards were the same as the fair value of share options on grant date and still requires the same employees’ continuous employments with the Company for the remaining period and will be paid in installment. As a result, 2,342,913 options were replaced. The incremental compensation cost of this modification was immaterial. As of December 31, 2019, the unpaid liabilities associated with these cash awards were RMB4,543.

The total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was RMB103,082, RMB11,026 and RMB6,857(US$985), respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2017, 2018 and 2019 was US$2.66, US$1.28 and US$1.50, respectively, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2017, 2018, and 2019 was RMB82,814, RMB73,997 and RMB25,461(US$3,657), respectively.

The Company estimated the expected volatility at the date of grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its ordinary shares in the foreseeable future. Time to maturity is the contract life of the option, and estimated forfeiture rates are determined based on historical employee turnover rate.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses - continued

The grant date fair value of each option is calculated using a binomial option pricing model with the following assumptions:

	2017	2018	2019
Expected volatility	51.39%-52.4%	49.9%	48.05%
Risk-free interest rate	2.21%-2.45%	2.97%	2.72%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%	0%
Time to maturity (in years)	10	10	10
Expected forfeiture rate (post-vesting)	0%-20%	0%-20%	0%-20%
Fair value of the common share on the date of option grant	US$1.39-2.92 (RMB9.05-18.98)	US$1.24-1.35 (RMB8.54-9.31)	US$1.5 (RMB10.42)

As of December 31, 2019, there was RMB1,915 in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 2.35 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2017, 2018 and 2019 were RMB2,468, RMB1,470 and RMB610(US$88), respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of restricted shares	Weighted average grant date fair value
Restricted shares as of January 1, 2019	223,399	2.54
Granted	—	—
Vested	(66,579)	2.59
Forfeited	(29,926)	3.76

Restricted shares as of December 31, 2019	126,894	2.23

Vested and expected to vest at December 31, 2019	126,894	2.23

As of December 31, 2019, there was RMB1,915 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 2.35 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(767,304)	(185,512)	(694,565)	(99,767)
Accretion on redeemable noncontrolling interests	(5,725)	(2,422)	(4,634)	(666)

Numerator for basic and diluted net loss per share	(773,029)	(187,934)	(699,199)	(100,433)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	378,230,039	377,744,381	369,472,880	369,472,880

Loss per share-basic and diluted	(2.04)	(0.50)	(1.89)	(0.27)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 17,269,396, 8,316,843 and 8,776,330, for the years ended December 31, 2017, 2018 and 2019, respectively.

21. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB1,356 million, or 50.0% of the Group’s total consolidated net assets as of December 31, 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Commitments and Contingencies

(a) Capital Commitments

As of December 31, 2019, capital commitments relating to leasehold improvement, purchase of equipment and construction of office building were approximately RMB220,355.

(b) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

(c) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB242 million and RMB446 million as of December 31, 2018 and 2019, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Ctrip”)	one board director of the Group

JD.com, Inc. (“JD”)	one board director of the Group

HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”)	two board directors of the Group

Black Fish Group Ltd. (“Black Fish”)	founded by one of the former principal shareholders of the Group

Fullshare Holdings Limited (“Fullshare”)	a principal shareholder of the Group

On May 25, 2018, Fullshare completed the purchase of 4,104,137 Class A ordinary shares and 6,949,997 Class B ordinary shares from the Group’s previous principal shareholder Mr. Haifeng Yan. Since then, Haifeng Yan was no longer the Group’s principal shareholder and Black Fish founded by Mr. Haifeng Yan ceased to be the Group’s related party.

a)	Transactions with related parties:

Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with the Group’s initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15 million through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20 million through a private placement transaction in May 2015.

The Group sells packaged tours through Ctrip’s online platform and the commission fees to Ctrip were insignificant. The Group purchased travelling products from Ctrip’s online platform, which were insignificant. Revenues from Ctrip consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of RMB61.5 million, RMB161.7 million and RMB65.7 million (US$ 9.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

On May 8, 2015, the Company issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD, for cash consideration of RMB1,528.2 million (US$250 million) and RMB660.2 million representing the fair value of business resource contributed by JD, which include the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application, JD’s preferred partnership for hotel and air ticket reservation service, internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015.

The Group also purchased travelling products from JD’s channels at the amount of RMB nil, RMB23,509 and RMB49,399 for the years ended December 31, 2017, 2018 and 2019, respectively.

In 2017, the Group disposed several subsidiaries to Black Fish with nominal consideration. As of the disposal date, these subsidiaries were in deficit positions and disposal gain was insignificant in the Group’s consolidated statement of comprehensive income.

Black Fish entered into cooperation agreements with the Group in 2017 for provision of services in relation to the Group’s online lending services. The amount of service fees charged by Black Fish was RMB155.9 million (US$24.0 million) for the year ended December 31, 2017. Black Fish also purchased loan receivable assets related to the lending business from the Group at the consideration of RMB140.0 million as the Group terminated these cooperation agreements and stopped granting loans to individuals in 2017. The Group have not transacted with Black Fish for the years ended December 31, 2018 and 2019.

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism for total consideration of RMB3,279 million (US$500 million).

HNA Tourism agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million products and services sourced from HNA Tourism over the next two years. The Group purchased RMB394.7 million, RMB588.9 million, RMB443.1 million (US$63.6 million) air tickets from HNA Tourism for the year ended December 31, 2017, 2018 and 2019, respectively. The Group sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant.

In December 2017, the Group provided financing to an affiliate of HNA Tourism (the “HNA Affiliate”) amounting to RMB40.0 million (US$5.7 million) by purchasing private placement notes issued by the HNA Affiliate (the “Notes Financing”), with the interest rate of 8.5%, which was repayable in one year. The Notes Financing was guaranteed by another affiliate of HNA Tourism. The Notes Financing was extended for one year upon original maturity in December 2018 with the same interest rate and was further pledged by certain equity investment held by HNA Affiliate. In May 2018, the Group provided financing in the form of accounts receivable factoring arrangement (the “Loan Financings”) to another affiliate of HNA Tourism amounting to RMB500 million (US$71.8 million) with the average interest rate of 14% per annum and service fee rate of 6%, which were repayable in one year. The Loan Financings were guaranteed by another affiliate of HNA Tourism. The Loan Financings were extended for one year upon original maturity in May 2019 with interest rate decreased to 6% per annum. The Group has received requests from these borrowers for extension of maturity of the Notes Financing and Loan Financings for another one year to December 2020 and May 2021, respectively.

As of December 31, 2019, the Group reviewed the recoverability of above Notes Financing and Loan Financings to reflect the credit risk associated with the respective outstanding balances. As of December 31, 2019, the Group recorded an allowance provision of RMB1.9 million and RMB21.3 million for the Notes Financing and the Loan Financings, respectively. As of December 31, 2019, the carrying value of the Notes Financing and the Loan Financings were RMB44.8 million and RMB512.8 million, respectively, which were presented in non-current assets, based on management’s estimates of time for collection. The interest income and service fee for the Notes Financing and the Loan Financings were RMB70.0 million and RMB27.8 million for the years ended 2018 and 2019, respectively.

During the year ended December 31, 2018, Fullshare made several prepayments to the Group for travelling products, which was RMB1.6 million in 2018. Fullshare has not made any prepayments to the Group in 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

b)	Balances with related parties:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Ctrip	11,091	23,759	3,413
Amounts due from JD	50,336	3,685	529
Amounts due from HNA Tourism	635,093	37,664	5,410

Total	696,520	65,108	9,352

Non-Current:
Long-term amounts due from HNA Tourism	—	557,582	80,092

Total	—	557,582	80,092

Current:
Amounts due to Ctrip	73,229	27,128	3,897
Amounts due to JD	2,350	136	19
Amounts due to HNA Tourism	—	2,491	358
Amounts due to Fullshare	1,580	—	—

Total	77,159	29,755	4,274

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

24. Subsequent events

From January 2020, the outbreak of a novel strain of coronavirus, named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past a few months.

The travel industry was particularly hard hit. Major airlines have cancelled flights to and from China for an extended period of time, which will further impact travel and tourism in China and across the world. Meanwhile, major governments across the world have implemented strict travel bans and adopted different control measures to curb the spread of the disease. In connection with intensifying efforts to contain the spread of COVID-19, the Ministry of Culture and Tourism of the People’s Republic of China issued an notice on January 24, 2020 requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings, pursuant to which the Group was not able to sell packaged tours, which is a primary part of the Group’s business operation. Furthermore, Chinese government has taken a number of other actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The spread or fear of spread of contagious disease, such as COVID-19 has caused a significant decline in the level of business and leisure travel in certain regions or as a whole, and a significant decrease in the demand for the Group’s products and services, resulting in customer cancellations and refund requests and reduced new orders relating to the Group’s services. In addition, the Group’s business partners and travel suppliers, including overseas suppliers are also experiencing similar or more serious disruptions to their business operation. Furthermore, the Group has been taking other measures in response to the outbreak, including the adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures.

As a result of the outbreak of COVID-19, the Group’s business, results of operations, financial positions and cash flows have been materially and adversely affected for the first two quarters of 2020 with potential impacts on subsequent periods, including but not limited to the significant decline in revenue and significant operating cash outflow due to the incremental cost incurred in responses to travelers’ cancellations and refund requests. The impacts of COVID-19 may also include additional allowance for doubtful accounts and impairment to the Group’s long-term assets. Because of the significant uncertainties surrounding the COVID-19, the exact financial impact is unpredictable and will depend on future developments, including new information which may emerge concerning the duration, severity, the reach of the COVID-19 outbreak globally and the actions taken by authorities and other entities to contain the COVID-19 outbreak, among others, all of which are beyond the Group’s control. The Group will continue to closely monitor the impacts of COVID-19.

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	250	336	48
Amounts due from subsidiaries and Affiliated Entities	7,116,514	7,082,315	1,017,311
Prepayments and other current assets	226	237	34

Total current assets	7,116,990	7,082,888	1,017,393

Intangible assets	211,540	47,484	6,821

Total assets	7,328,530	7,130,372	1,024,214

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	10,989	9,102	1,307

Total current liabilities	10,989	9,102	1,307

Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	3,967,178	4,410,640	633,549

Total non-current liabilities	3,967,178	4,410,640	633,549

Total liabilities	3,978,167	4,419,742	634,856

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2018 and 2019; 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2018 and 2019)	249	249	36
Less: Treasury stock	(304,535)	(310,942)	(44,664)
Additional paid-in capital	9,061,979	9,113,512	1,309,074
Accumulated other comprehensive income	284,079	293,784	42,199
Accumulated deficit	(5,691,409)	(6,385,974)	(917,288)

Total Tuniu Corporation shareholders’ equity	3,350,363	2,710,629	389,357

Total liabilities and equity	7,328,530	7,130,371	1,024,213

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(6,715)	(3,147)	(3,903)	(561)
Share of loss of subsidiaries and affiliated entities	(761,841)	(183,670)	(689,252)	(99,005)
Total operating expenses	(768,556)	(186,817)	(693,155)	(99,566)

Loss from operations	(768,556)	(186,817)	(693,155)	(99,566)
Other income/(expenses)
Interest income	6	—	—	—
Foreign exchange losses, net	(12)	—	(2,457)	(353)
Other income, net	1,258	1,305	1,047	152

Loss before income tax expense	(767,304)	(185,512)	(694,565)	(99,767)

Net loss	(767,304)	(185,512)	(694,565)	(99,767)
Accretion on redeemable noncontrolling interests	(5,725)	(2,422)	(4,634)	(666)

Net loss attributable to ordinary shareholders	(773,029)	(187,934)	(699,199)	(100,433)

Net loss	(767,304)	(185,512)	(694,565)	(99,767)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	(128,539)	11,693	9,705	1,394

Comprehensive loss	(895,843)	(173,819)	(684,860)	(98,373)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cash (used in)/provided by operating activities	(5,507)	1,266	(4,739)	(681)

Cash provided by investing activities	402,418	133,189	18,268	2,624

Cash used in financing activities	(98,805)	(134,485)	(13,438)	(1,930)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(301,241)	(13)	(5)	(1)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,135)	(43)	86	12
Cash, cash equivalents and restricted cash at the beginning of year	3,428	293	250	36

Cash, cash equivalents and restricted cash at the end of year	293	250	336	48

Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(385)	(23)	(55)	(8)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Note to Financial Statement Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and Affiliated Entities. Such investments in subsidiaries and Affiliated Entities are presented as investment deficit in subsidiaries and Affiliated Entities and the loss of the subsidiaries and Affiliated Entities is presented as share of loss of subsidiaries and Affiliated Entities.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures to the consolidated financial statements contain information relating to the operations of the parent company and, as such, this schedule should be read in conjunction with the notes to the accompanying consolidated financial statements.

As of December 31, 2019, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.